

GREENJEANS FARMS



Sun-grown, craft cannabis that is:

- ✔ Family-owned
- ✔ Locally-owned
- ✔ Woman-owned
- ✔ Supporting small, local farms

Our Story



Greenjeans Farms is a family-owned, for-profit craft marijuana cooperative focused on bringing cannabis cultivation opportunities to Massachusetts farmers.

Management Team

Julie Beauchemin, Founder & General Manager

Born and raised in Holliston, Massachusetts, Julie has historically worked in renewable energy development with specialties in project management, site assessment, and local permitting. Julie will receive her MBA from Babson College in March 2022.

Robert (Bob) Beauchemin, General Manager

Bob has been a Massachusetts-licensed pharmacist for over 45 years. An avid gardener, home grower, and former pharmacy store owner, Bob offers years of exceptional plant care and retail management experience.

Scott Hutkoski, Manager

A third-generation tobacco and vegetable farmer, Scott has over 30 years of experience in farm operations including 2+ years growing hemp completely outdoors. Additionally, Scott served as a police officer in the Town of Whately for over 20 years and continues to practice security work.





The *Craft Marijuana Cooperative* License

<u>Requirements</u>
- Members are MA residents
- 1 member must have filed Schedule F (Profit or Loss from Farming) within last 5 years

<u>Advantages</u>
- **Unlimited number of cultivation locations** (up to 100,000 sq ft)
- **All industry services,** except delivery, **allowed under 1 license**
- Expedited reviews by Cannabis Control Commission

<u>Restrictions</u>
- Investors cannot have voting interest



Farmer Producer Members

Co-op Employees

Board of Directors

Investors

= Debt Interest

= Equity & Voting Interest

GREENJEANS FARMS

Vertically-integrated cannabis with a cause

GREENJEANS
EXPANSIVE LOCATIONS & SERVICES

- Cultivation (Unlimited)
- Manufacturing (3)
- Retail (3)
- Transport
- Research
- Social Consumption



COMPETITON
LIMITED LOCATIONS & SERVICES

- Cultivation (3)
- Manufacturing (3)
- Retail (3)



GREENJEANS
FARMS

Product Overview & Year 1 Vision

- Premium Bulk Wholesale Flower
- Premium Bulk Wholesale Flower Trim

  - Constant back-to-back autoflowering cycles creates a diverse product line including sativa-dominant, indica-dominant, and hybrid strains
    - ~200 lbs harvested/cycle, 10-12 cycles/year

  - UV-A and UV-B (natural sunlight, difficult to replicate with artificial lights) is proven to produce:
    - ✓ Higher concentrations of THC*
    - ✓ Increased trichome, cannabinoid, and flavonoid production**
    - ✓ Unique terroirs (superior smell & taste)




GREENJEANS
FARMS

Source: Grove Bags

*https://www.karger.com/Article/Fulltext/489030
**https://www.greenhousegrower.com/production/cannabis-production/lighting-strategies-for-higher-terpene-and-thc-content-in-cannabis/

Progress to Date

✓ Long-term lease agreement at 2 locations / 50,000 ft² total canopy

✓ Starting small at 1 location, Long Plain Farm in Whately, MA

> ⟩ 11,200 ft² greenhouse space

✓ Host Community Agreements executed

✓ State license application deemed complete

✓ Prospective Head Grower with 10 years of residential & commercial growing experience

Underway:

☐ Provisional License anticipated Feb 10, 2022

☐ All local approvals anticipated Mar 1, 2022

☐ Fundraising through Apr 15, 2022





GREENJEANS FARMS

The Opportunity



Greenjeans Farms
MASSACHUSETTS
CONNECTICUT
RHODE ISLAND
Long Island
Cape Cod Bay
Nantucket Sound
Retail Only
Retail + Cultivator Entity

<u>The MA Adult Use Market</u>

- $1.11B recreational sales in 2021 alone; $2.23B since 2017
- 184 existing retail locations; 200+ retailer applications pending
- Supply does not currently meet demand*

<u>Greenjeans Farms</u>

- Nestled in Pioneer Valley, home to the Five College Consortium hosting over 40,000 students + MA's third largest city, Springfield
- Projected $4.7MM revenue in Operating Year 1
- Seeking investor partners for construction and operating costs

**https://www.news10.com/news/massachusetts-weed-supply-low-despite-high-consumer-demand/*

Projections as of December 31, 2021

GREENJEANS FARMS, LLC

5 Year Pro Forma	Year 1	Year 2	Year 3	Year 4	Year 5
Flower Whately MA	$3,836,162	$4,372,530	$4,959,861	$5,221,989	$5,483,088
Trim Whately MA	$309,993	$353,336	$400,797	$421,979	$443,078
Total Revenue	**$4,146,155**	**$4,725,866**	**$5,360,658**	**$5,643,968**	**$5,926,166**
Site Development & Improvements	$0	$50,000	$250,000	$50,000	$50,000
Salaries, Wages, & Employee Benefits	$413,524	$444,999	$472,526	$484,812	$484,812
Cultivation Costs	$448,925	$464,437	$478,766	$483,766	$483,766
Municipal Impact Fees	$0	$124,385	$141,776	$160,820	$160,820
Rent & RE Taxes	$0	$124,598	$141,989	$161,033	$161,033
Total Cost of Goods Sold	**$862,449**	**$1,208,419**	**$1,485,057**	**$1,340,430**	**$1,340,430**
Gross Profit	**$3,283,706**	**$3,517,447**	**$3,875,601**	**$4,303,537**	**$4,585,736**
SG&A	$83,000	$205,517	$218,213	$223,879	$223,879
Consulting Services	$25,000	$25,000	$25,000	$25,000	$25,000
Total Operating Expenses	**$108,000**	**$230,517**	**$243,213**	**$248,879**	**$248,879**
EBITDA	**$3,175,706**	**$3,286,930**	**$3,632,388**	**$4,054,658**	**$4,336,856**
Tax	$952,712	$911,730	$1,048,889	$1,175,570	$1,260,230
Free Cash Flow to the Firm	**$2,222,994**	**$2,375,200**	**$2,583,499**	**$2,879,088**	**$3,076,627**



GREENJEANS FARMS

Future Growth Opportunities

GREENJEANS FARMS

1



1-2 Years: Build Second Cultivation Location

May Farm

Belchertown, MA

37,200 ft^2 new greenhouses

✓ Site under agreement

2



3-4 Years: Expand services to manufacturing, retail

3


Rec. Stores Open for Sale
Rec. Legislation Passed, Sales Not Begun
Medical Market Only

5-6 Years: Expand to Neighboring Markets

Thank you

